Exhibit 99.2

Certificate of Qualified Person

R. DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled “Technical Report on the New Afton Project, British Columbia, Canada”, prepared for New Gold Inc. and dated December 31, 2009, do hereby certify that:

1.	I am Associate Principal Mining Engineer engaged by Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.
I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering.  I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada, in 1972 with a Diploma in Mining Technology.

3.
I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660).  I have worked as an engineer for a total of 27 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

	•	Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.
•
Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including:

		¡	Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
		¡	Contribute to the Independent Report on the Reopening of the Cantung Mine at Tungsten, NWT, Canada
		¡	General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
		¡	Detailed diligence review of the ERG Tailings Recovery Project, Ontario, Canada
		¡	VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
	•	Mining engineer in underground gold and base metal mines.
	•	Consulting engineer working on project acquisition and project design.
	•	Mine Manager at three different mines with open pit and underground operations
•
Vice President of Operations responsible for an operating gold mine, development of a feasibility study for a project in Costa Rica and project review and evaluation related to project acquisition for numerous projects around the world including the successful acquisition of mines in Mexico and Australia and an interest in a mine in Argentina.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the New Afton Project on September 3 and 4, 2009, and on October 23, 2009.

6.	I am responsible for preparation of Items 5, 18 and 19, as well as parts of Items 1, 2, 3, 17 (Mineral Reserves), 20, and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 31st day of December, 2009

(Signed & Sealed)

Raymond Dennis Bergen, P.Eng.